# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ISSUER DIRECT CORP, CIK 0000843006
CUSIP: 46520M204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 GLENWOOD AVE., SUITE 1001, RALEIGH, North Carolina (NC), 27603
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001137439-23-000157
Filed by CIK 0001490760

## Reporting persons
- Witmer Richard H.: type of reporting person: individual (IN); sole voting power 182,261; shared voting power 0; sole dispositive power 182,261; shared dispositive power 0; aggregate amount beneficially owned 182,261 (4.8% of the class)

## Item 1. Issuer
Name of issuer: ISSUER DIRECT CORP
Address of issuer's principal executive offices: 1 GLENWOOD AVE., SUITE 1001, RALEIGH, NORTH CAROLINA, 27603.

## Item 2. Person Filing
Name of person filing: Richard H. Witmer, Jr.
Address of principal business office or, if none, residence: 16 Fort Hills Lane, Greenwich, CT 06831
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 182,261
Percent of class: 4.8
Sole power to vote or to direct the vote: 182,261
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 182,261
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Witmer Richard H.: /s/ Richard H. Witmer, Jr., Richard H. Witmer, Jr. (01/18/2024)